Filed by Holicity Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Astra Space, Inc.

Commission File No. 001-39426

Date: May 19, 2021

On May 19, 2021, Astra Space, Inc. (“Astra”) issued a press release announcing that Astra had named Planet Labs, Inc. (“Planet”), a provider of global, daily satellite imagery and geospatial solutions, as the holder of a multi-launch contract with Astra, with plans to begin launching in the near future. Astra and Holicity Inc. (the “Company”) are in the process of completing their previously announced proposed business combination (the “Business Combination”). The press release also announced that Astra plans to launch payloads up to 500kg to a 500 km, mid-inclination (50 degree) orbit. This capability expands the services Astra can deliver for mega constellations, small satellite companies and government agencies. A copy of the press release is set forth below.

Astra Announces Multi-Launch Contract with Planet

Expanding payload capacity to 500 kg

ALAMEDA, Calif. — May 19. Astra, the fastest privately funded company in history to reach space, named Planet, the leading provider of global, daily satellite imagery and geospatial solutions, as a holder of a multi-launch contract, with plans to begin launching in the near future.

Astra also shared plans to launch payloads up to 500kg to a 500 km, mid-inclination (50 degree) orbit. This capability expands the services Astra can deliver for mega constellations, small satellite companies, and government agencies.

“Our business requires us to be able to reach space frequently, affordably, and reliably,” said Will Marshall, Co-founder and CEO of Planet. “Astra is positioned to help us rapidly put up satellites to deliver ever more relevant data to our customers.”

“Astra was founded with the vision to create a healthier and more connected planet, and we couldn’t be more excited to start this journey with Planet whose mission and values are so closely aligned with our own.” said Chris Kemp, Founder, Chairman, and CEO of Astra.

This contract comes at a pivotal moment for the global economy, as demand increases for space infrastructure services. The World Economic Forum estimates that the industry is currently worth $360 billion, and will triple to over $1 trillion by 2040. Astra will enable companies in both the private and public sectors to capture this growth potential.

About Astra

Astra was founded in October 2016 with the mission of launching a new generation of space services to improve life on Earth.

Astra and Holicity Inc. (Nasdaq: HOL), a publicly-traded special purpose acquisition company, announced a proposed business combination in the first quarter of 2021. The transaction is expected to be completed in the second quarter of 2021.

Media Contact:

Kati Dahm

kati@astra.com

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company publicly filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) on May 3, 2021 (Registration No. 333- 255703), which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders are able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s web site at sec.gov, or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Craig McCaw, Chief Executive Officer, (425) 278-7100.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on July 17, 2020, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Secretary, (425) 278-7100. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Astra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

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Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Astra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Astra’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Astra’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Astra following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Astra’s Class A common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Astra or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) New Astra’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Astra’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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